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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Friendly Ice Cream Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

358497105

(CUSIP Number)

Jim Black
Orrick Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415-773-5700)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 358497105

1.	Name of Reporting Person: Kevin Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 544,951 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 840,700 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 840,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.8% (3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 358,146 shares both directly and jointly. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 186,805 shares.

(2)	Kevin Douglas has dispositive power with respect to 73,445 shares held by James E. Douglas, III and 222,304 shares held by the Douglas Family Trust.

(3)	Based on 7,775,173 shares of the Issuer’s Common Stock outstanding as of July 22, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended July 3, 2005.

CUSIP No. 358497105

1.	Name of Reporting Person: Michelle Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 544,951 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 544,951 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 544,951

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Michelle Douglas and her husband, Kevin Douglas, hold 358,146 shares both directly and jointly. In addition, Michelle Douglas and Kevin Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 186,805 shares.

(2)	Based on 7,775,173 shares of the Issuer’s Common Stock outstanding as of July 22, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended July 3, 2005.

CUSIP No. 358497105

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 73,445

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 73,445 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,445

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Kevin Douglas has dispositive power with respect to 73,445 shares held by James E. Douglas, III.

(2)	Based on 7,775,173 shares of the Issuer’s Common Stock outstanding as of July 22, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended July 3, 2005.

CUSIP No. 358497105

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 222,304

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 222,304 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9% (3)

14.	Type of Reporting Person (See Instructions): OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas has dispositive power with respect to 222,304 shares held by the Douglas Family Trust.

(3)	Based on 7,775,173 shares of the Issuer’s Common Stock outstanding as of July 22, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended July 3, 2005.

CUSIP No. 358497105

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants' Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 186,805

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 186,805

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 186,805

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.4% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 7,775,173 shares of the Issuer’s Common Stock outstanding as of July 22, 2005, as reported in its quarterly report on Form 10-Q for the quarter ended July 3, 2005

Item 1.    Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value of $0.01 per share (“Common Stock”) of Friendly Ice Cream Corporation, a Massachusetts corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1855 Boston Road, Wilbraham, Massachusetts 01095.
Item 2.    Identity and Background.
     This Statement is filed jointly on behalf of Kevin Douglas, Michelle Douglas, James E. Douglas, III, the Douglas Family Trust and the James Douglas and Jean Douglas Irrevocable Descendants’ Trust (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is 1101 Fifth Avenue, Suite 360, San Rafael, California 94901.
     Kevin Douglas, Michelle Douglas and James E. Douglas, III are citizens of the United States. Kevin Douglas is currently the Chairman of the Board of Douglas Telecommunications, Inc., an operator of a cellular property. The business address of Douglas Telecommunications, Inc. is 1101 Fifth Avenue, Suite 360, San Rafael, California 94901. James E. Douglas, III is currently a teacher with the Milpitas Unified School District, the business address of which is 1331 E. Calaveras Boulevard, Milpitas, California 95035.
     During the past five years, none of Kevin Douglas, Michelle Douglas nor James E. Douglas, III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdeameanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration
     The total amount of funds required, in the aggregate, by the Reporting Persons to purchase the shares covered by this Statement was $6,407,619.01. The Reporting Persons purchased the shares of the Issuer’s Common Stock covered by this Statement from their cash on hand and no funds were borrowed for such purpose.
Item 4.    Purpose of Transaction
     The Reporting Persons obtained the shares of the Issuer’s Common Stock covered by this Statement in open market purchases effected from February 2001 through November 2004, which purchases were made with investment intent and not for the purpose or effect of changing or influencing control of the Issuer.
     This Statement is being filed as a result of the Reporting Persons’ dissatisfaction with the response of the Issuer’s Board of Directors to various inquiries and allegations made by other shareholders, including but not limited to those made in connection with the shareholder derivative litigation filed by S. Prestley Blake in February 2003. Certain of the Reporting Persons and/or their representatives have, from time to time, engaged in discussions and written communications with the

Issuer, Mr. Blake and another shareholder of Issuer regarding the Issuer’s handling of the Prestley litigation, concerns of the Reporting Persons with respect to the Board’s oversight of management’s use of corporate funds and the seeming refusal of the Board to address shareholders’ concerns in an open and forthright manner. The Reporting Persons may engage in additional discussions with the Issuer and with other shareholders of the Issuer in the future with respect to any or all of these issues.
     Any or all of the Reporting Persons may, on their own and/or acting together with one or more other persons, take various actions with respect to the Issuer that may be intended to or may have the effect of influencing the activities or policies of the Issuer or its Board of Directors, including, without limitation, making proposals to the Board of Directors concerning the replacement of management, seeking alternative board representation and communicating with other shareholders of the Issuer regarding collective action.
     In addition, depending on overall market conditions, other investment opportunities, and the availability of shares of the Issuer’s Common Stock at desirable prices, any or all of the Reporting Persons may acquire additional shares of the Issuer’s Common Stock in open market or private transactions on such terms and at such times as they deem appropriate or may sell some or all of the shares of the Issuer’s Common Stock over which they, individually or collectively, exercise dispositive power.
Item 5.    Interest in Securities of the Issuer
     (a)-(b) Reference is made to Rows 7-11 and 13 of each of the cover pages of this Schedule 13D and the associated footnotes, which Rows and footnotes are incorporated by reference herein.
     As of the date set forth on the cover of this Schedule 13D, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

SHARES OF COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Michelle and Kevin Douglas (1)	358,146

James E. Douglas, III (2)	73,445

Douglas Family Trust (3)	222,304

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (4)	186,805

Total	840,700

(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 358,146 shares he holds directly and jointly with his wife, Michelle Douglas; (ii) shared dispositive power with respect to all 73,445 shares held directly by James E. Douglas, III and all 222,304 shares held directly by the Douglas Family Trust pursuant to written authorizations; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 186,805 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(2)	James E. Douglas, III has sole voting power with respect to all 73,445 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.

(3)	The Douglas Family Trust has sole voting power with respect to all 222,304 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.

(4)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 186,805 shares it holds directly.
     Each of the Reporting Persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
     (c)    During the 60-day period before the date of filing of this Schedule 13D, the Reporting Persons had no transactions in the Issuer’s Common Stock.
     (d)    Not applicable.
     (e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Kevin Douglas and James E. Douglas, III are siblings; Kevin Douglas and Michelle Douglas are spouses; and James E. Douglas, Jr. and Jean A. Douglas are the parents of Kevin Douglas and James E. Douglas, III.
     As noted in Item 5(a)-(b) hereof, each of James E. Douglas, III and the Douglas Family Trust, pursuant to written authorizations in the form attached hereto as Exhibit B, has granted Kevin Douglas the authority to buy, sell and trade securities, including shares of the Issuer’s Common Stock, in the respective brokerage accounts of James E. Douglas, III and the Douglas Family Trust. In general, these authorizations are effective until revoked by James E. Douglas, III or the Douglas Family Trust, as the case may be.
     Each of the Reporting Persons has executed a power of attorney, a conformed copy of which is attached hereto as Exhibit C, authorizing each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together as the Reporting Persons’ attorney-in-fact, to, among other things, prepare, execute and deliver filings required by Section 13(d) of the Exchange Act with respect to securities of the Issuer and obtain on the Reporting Persons’ behalf information regarding transactions in the Issuer’s securities.
     The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit A.

Item 7. Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement among the Reporting Persons

Exhibit B:	Form of Smith Barney Inc. Security Account Limited Discretionary Authorization

Exhibit C:	(1) Power of Attorney relating to filings required by Section 13(d) of the Exchange Act with respect to securities of Friendly Ice Cream Corporation for Kevin Douglas, James E. Douglas, III, the Douglas Family Trust and the James Douglas and Jean Douglas Irrevocable Descendants’ Trust*

(2) Power of Attorney relating to filings required by Section 13(d) of the Exchange Act with respect to securities of Friendly Ice Cream Corporation for Michelle Douglas

*	Incorporated by reference to the Limited Power of Attorney filed as Exhibit 24 to the Schedule 13G/A (Amendment No. 1) filed by the above-referenced Reporting Persons on February 13, 2004.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

Date: September 29, 2005	DOUGLAS FAMILY TRUST
	By:	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, Jr.
		Title:	Trustee

	By:	/s/ Tim McGaw, as Attorney-in-Fact
Jean A. Douglas
		Title:	Trustee

Date: September 29, 2005	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
	By:	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas
		Title:	Trustee

	By:	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas
		Title:	Trustee

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Friendly Ice Cream Corporation’s Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas

Date: September 29, 2005	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, III

Date: September 29, 2005	DOUGLAS FAMILY TRUST
	By:	/s/ Tim McGaw, as Attorney-in-Fact
James E. Douglas, Jr.
		Title:	Trustee

	By:	/s/ Tim McGaw, as Attorney-in-Fact
Jean A. Douglas
		Title:	Trustee

Date: September 29, 2005	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
	By:	/s/ Tim McGaw, as Attorney-in-Fact
Kevin Douglas
		Title:	Trustee

	By:	/s/ Tim McGaw, as Attorney-in-Fact
Michelle Douglas
		Title:	Trustee

Exhibit B

SECURITY ACCOUNT	SALOMON SMITH BARNEY
LIMITED DISCRETIONARY AUTHORIZATION	A member of citigroup [LOGO]
THIS AUTHORIZATION IS A LIMITED DISCRETIONARY AUTHORIZATION. IT DOES NOT EMPOWER THE AGENT NAMED HEREIN TO WITHDRAW ANY MONEY, SECURITIES OR OTHER PROPERTY EITHER IN THE NAME OF THE PRINCIPAL(S) OR OTHERWISE.
PLEASE READ CAREFULLY, SIGN AND RETURN TO SALOMON SMITH BARNEY INC.
New Accounts Department
388 Greenwich Street
New York, NY 10013-2396

Account Number
Branch	Account	T	C	FC

CHECK	FC	THIRD PARTY
ONE:	☐ AGENT CODE 64	☐ AGENT CODE 74

WARNING
THIS IS AN IMPORTANT LEGAL DOCUMENT. IT CREATES A DURABLE POWER OF ATTORNEY. BEFORE EXECUTING THIS DOCUMENT, YOU SHOULD KNOW THESE IMPORTANT FACTS:
a)	THIS DOCUMENT MAY PROVIDE THE PERSON YOU DESIGNATE AS YOUR ATTORNEY-IN-FACT WITH BROAD POWERS TO DISPOSE, SELL, CONVEY AND ENCUMBER YOUR PROPERTY.

b)	THESE POWERS WILL EXIST FOR AN INDEFINITE PERIOD OF TIME AND WILL CONTINUE TO EXIST NOTWITHSTANDING YOUR SUBSEQUENT DISABILITY, INCOMPETENCY OR INCAPACITY.

c)	YOU HAVE THE RIGHT TO REVOKE OR TERMINATE THIS DURABLE POWER OF ATTORNEY BY GIVING US WRITTEN NOTICE ADDRESSED TO THE BRANCH OFFICE SERVICING YOUR ACCOUNT. SUCH REVOCATION SHALL NOT AFFECT YOUR LIABILITY FOR ANY TRANSACTION INITIATED PRIOR TO OUR RECEIPT OF SAID REVOCATION.
1. The undersigned Client hereby authorizes (agent’s name)                                          (whose signature appears on the reverse) as the undersigned’s agent and attorney-in-fact to buy, sell (including short sales) and trade in stocks, bonds, options (including uncovered short positions in option contracts or in the uncovering of any existing short position in option contracts) and any other securities and/or contracts relating to the same on margin or otherwise in accordance with your terms and conditions for the undersigned’s account and risk in the undersigned’s name, or number on your books, it being further understood that any such transaction may be effected with you as principal or dealer or through you as agent or broker, and that any such purchase may involve securities in the distribution of which you may have an interest as underwriter, member of selling group, or otherwise. The undersigned hereby agrees to indemnify and hold you harmless from and to pay you promptly on demand any and all losses arising therefrom or debit balance due thereon.
2. In all such purchases, sales or trades you are authorized to follow the instructions of the above-named person in every respect concerning the undersigned’s account with you, and he or she is authorized to act for the undersigned and in the undersigned’s behalf in the same manner and with the same force and effect as the undersigned might or could do with respect to such purchases, sales or trades.
3. The undersigned hereby ratifies and confirms any and all transactions with you heretofore or hereafter made by the aforesaid agent or for the undersigned’s account.
4. This authorization and indemnity is in addition to (and in no way limits or restricts) any rights which you may have under any other agreement or agreements between the undersigned and your corporation.
5. To revoke this authorization, the undersigned hereby agrees to submit a written notice addressed to you and delivered to the branch office serving the account, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation.
6. This agreement shall inure to the benefit of your present corporation and of any successor corporation(s) or assigns.
7. ARBITRATION.
•	ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

•	THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

•	PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

•	THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY’S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

•	THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
I AGREE THAT ALL CLAIMS OR CONTROVERSIES, WHETHER SUCH CLAIMS OR CONTROVERSIES AROSE PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF, BETWEEN SALOMON SMITH BARNEY INC. AND ME AND/OR ANY OF YOUR PRESENT OR FORMER OFFICERS, DIRECTORS, OR EMPLOYEES CONCERNING OR ARISING FROM (i) ANY ACCOUNT MAINTAINED BY ME WITH SALOMON SMITH BARNEY INC. INDIVIDUALLY OR JOINTLY WITH OTHERS IN ANY CAPACITY; (ii) ANY TRANSACTION INVOLVING SALOMON SMITH BARNEY INC. OR ANY PREDECESSOR FIRMS BY MERGER, ACQUISITION OR OTHER BUSINESS COMBINATION AND ME, WHETHER OR NOT SUCH TRANSACTION OCCURRED IN SUCH ACCOUNT OR ACCOUNTS; OR (iii) THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, ANY DUTY ARISING FROM THE BUSINESS OF SALOMON SMITH BARNEY INC. OR OTHERWISE, SHALL BE DETERMINED BY ARBITRATION BEFORE, AND ONLY BEFORE, ANY SELF-REGULATORY ORGANIZATION OR EXCHANGE OF WHICH SALOMON SMITH BARNEY INC. IS A MEMBER. I MAY ELECT WHICH OF THESE ARBITRATION FORUMS SHALL HEAR THE MATTER BY SENDING A REGISTERED LETTER OR TELEGRAM ADDRESSED TO: SALOMON SMITH BARNEY INC., LAW DEPARTMENT, 388 GREENWICH STREET, NEW YORK, NY 10013-2396. IF I FAIL TO MAKE SUCH ELECTION BEFORE THE EXPIRATION OF FIVE (5) DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM SALOMON SMITH BARNEY INC. TO MAKE SUCH ELECTION, SALOMON SMITH BARNEY INC. SHALL HAVE THE RIGHT TO CHOOSE THE FORUM.
NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DENIED; (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.
SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A
WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.
8. This authorization shall remain in full force and effect unless revoked by the undersigned in accordance with the procedures stated above or until you receive actual notice of my death or other legally mandated causes for revocation.
9. If any provision of this agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded or modified in order to comply with the relevant law, rule or regulation. All other provisions of this agreement will continue and remain in full force and effect.
10. THIS AUTHORIZATION SHALL NOT BE AFFECTED BY THE SUBSEQUENT DISABILITY, INCAPACITY OR INCOMPETENCY OF THE UNDERSIGNED NOR BY A LAPSE OF TIME BETWEEN ITS EXECUTION AND EXERCISE.
11. I (We) acknowledge receiving a copy of this agreement.
12. This agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws, except that the statute of limitations applicable to claims shall be that which would be applied by the Federal District Court where the Client resides.
13. THIS SECTION APPLIES ONLY WHEN DISCRETIONARY AUTHORIZATION IS GIVEN TO AN
EMPLOYEE OF SALOMON SMITH BARNEY INC.
I understand and agree that some or all executions for my account may be aggregated with executions effected for other clients of Salomon Smith Barney Inc. and be subsequently allocated to my account(s) at an average price, and that Salomon Smith Barney Inc. may from time to time and at its discretion act as principal with respect to aggregated orders that result in allocations to my account(s) at an average price.
I understand that I will receive confirmations of all transactions effected for my account(s) which will identify when a transaction was effected at an average price and the average price at which it was effected, and if so, whether Salomon Smith Barney Inc. acted as principal or agent for the transaction. The confirmation will also disclose any commissions, markups, markdowns, service fees, etc., if such are charged me in connection with the execution of the trade. I also understand that, upon my request to Salomon Smith Barney Inc., the details of the actual execution of any average price transaction will be provided to me within a reasonable period of time.
In the event I determine to rescind the Agreement contained in this section, I agree to do so only by written notification sent to the branch office servicing my account and that such rescission shall be effective the business day after receipt of such written notification by Salomon Smith Barney Inc., and shall not apply to any orders pending or transactions not yet confirmed at the time of receipt
Complete name
of account
THIS AUTHORIZATION CONTAINS A PRE-DISPUTE ARBITRATION AGREEMENT WHICH BEGINS ON
THE FRONT OF THIS FORM AT PARAGRAPH 7.

A.	Client’s
CLIENT’S	Signature	Date
SIGNATURE(S)

THIS AGREEMENT	Client’s
MUST BE SIGNED	Signature
BEFORE A NOTARY

PUBLIC
	State of______________________________)	On this______________day of____20______ before me a Notary
	SS	Public for the County of
	County of____________________________)	_________________________________________________________________

personally appeared__________________________________________________

	(SEAL)	and______________________________________________________________ ,
to me known and known to me to be the individual (s) described in and who executed the above instrument, and acknowledged to me that he/she/they executed the same.

SIGNATURE OF NOTARY PUBLIC

B. AGENT’S ACKNOWLEDGMENT AND AFFIDAVIT	By signing below, I the agent for the principal(s) named herein, accept this appointment and agree to be bound by the terms of this authorization including the provisions for arbitration of disputes. Being first duly sworn, I do hereby state that this authorization was executed by the principal(s) at a time when he or she was legally competent to perform such act and that it has not been terminated by any means including voluntary revocation or death of the principal(s).

THIS	SIGNATURE OF AGENT (individual to	Date
ACKNOWLEDGMENT	whom authorization is granted)
AND AFFIDAVIT
MUST BE SIGNED
BEFORE A NOTARY	State Of ______________________________)	Subscribed and sworn to before me this
PUBLIC	SS
	County of_____________________________)	________________day of________________20___________

(SEAL)

SIGNATURE OF NOTARY PUBLIC

Approved by Branch Mgr.		Regional Director Approval

EXHIBIT C(2)
LIMITED POWER OF ATTORNEY FOR
SECTION 13(d) REPORTING OBLIGATIONS
     The undersigned hereby makes, constitutes and appoint each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:
     (1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Friendly Ice Cream Corporation (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G), as may be amended from time to time (the “Exchange Act”);
     (2) seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and
     (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     (1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;
     (2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     (3) none of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and
     (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder.
     The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.
     The undersigned has caused this Limited Power of Attorney to be executed as of this 27th day of September, 2005.

/s/ Michelle Douglas
Michelle Douglas